JWTT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$	538,663
Clearing deposits		652,348
Receivables from clearing organization		76,503
Securities owned, at current market value		10,115,944
Lease right-of-use asset		49,011
Prepayments, Fixed Assets and Other Assets		20,270
Total Assets	$	11,452,739

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to clearing organization	$	2,038,162
Accounts payable		35,102
Accrued liabilities		14,852
Securities sold, not yet purchased		1,287,573
Subordinated loan, revolving		-
Lease liability		50,225
Loan payable		75,000
Total Liabilities		3,500,914

STOCKHOLDERS' EQUITY

Common Stock		2,800,000
Retained earnings		5,151,825
Total Stockholders' Equity		7,951,825
Total Liabilities and Stockholders' Equity	$	11,452,739